Exhibit 99.1

Starbox Group Holdings Ltd.

(incorporated in the Cayman Islands with limited liability)

(NASDAQ: STBX)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual general meeting of shareholders (the “Meeting”) of Starbox Group Holdings Ltd. (the “Company”) will be held on September 22, 2023, at 8:30 a.m., Eastern Time, at VO2-03-07, Velocity Office 2, Lingkaran SV, Sunway Velocity, 55100, Kuala Lumpur, Malaysia, for the following purposes:

1.	to re-elect each of the five directors named in the proxy statement as a director of the Company to hold office until the next annual general meeting or until his/her respective successor is elected and duly qualified; and

2.	to ratify the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2023.

The board of directors of the Company (the “Board of Directors”) has fixed the close of business on August 1, 2023 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of ordinary shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials, including the Company’s 2022 annual report, from the Company’s website at ir.starboxholdings.com or by submitting a request to tina.xiao@ascent-ir.com.

By Order of the Board of Directors,

/s/ Lee Choon Wooi
Lee Choon Wooi
Chairman of the Board of Directors

Kuala Lumpur, Malaysia

August 11, 2023

Starbox Group Holdings Ltd.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

September 22, 2023

8:30 a.m., Eastern Time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of Starbox Group Holdings Ltd. (the “Company”) is soliciting proxies for the annual general meeting of shareholders (the “Meeting”) of the Company to be held on September 22, 2023, at 8:30 a.m., Eastern Time, at VO2-03-07, Velocity Office 2, Lingkaran SV, Sunway Velocity, 55100, Kuala Lumpur, Malaysia, or any adjournment thereof.

Only holders of the ordinary shares of the Company of record at the close of business on August 1, 2023 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. One or more shareholders holding shares of the Company which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to all shares of the Company in issue and entitled to vote at such the Meeting, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, shall be a quorum for all purposes.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of the Company’s ordinary shares shall be entitled to one vote in respect of each ordinary share held by such holder on the Record Date.

PROPOSALS TO BE VOTED ON

At the Meeting, ordinary resolutions will be proposed as follows:

1.	to re-elect each of the five directors named in this proxy statement as a director of the Company to hold office until the next annual general meeting or until his/her respective successor is elected and duly qualified; and

2.	to ratify the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2023.

The Board of Directors recommends a vote “FOR” each of the Proposals No. 1–2.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so either in person or by proxy. Those shareholders who are unable to attend the Meeting are requested to read, complete, sign, date, and return the attached proxy card in accordance with the instructions set out therein.

A proxy need not be a shareholder of the Company. A proxy card is enclosed with this proxy statement. It contains important instructions about completing and giving it to the Company.

You must ensure that your completed and signed proxy card, and any power of attorney or other authority (if any) under which it is signed, is deposited in accordance with the instructions set out therein. Proxy cards received after the time set out therein may be disregarded.

In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy (or, if a corporation or other non-natural person, by its duly authorised representative or proxy) shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which names stand in the Company’s register of members.

If you are a body corporate you may (instead of appointing a proxy) appoint an individual (a representative) to act as your representative at the Meeting. Your representative must be appointed by a resolution of your directors or other governing body. Your representative may exercise on your behalf all of the powers that you could exercise if you were an individual shareholder of the Company.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS

We have elected to use the “notice and access” rules adopted by the U.S. Securities and Exchange Commission (the “SEC”), which allow us to provide shareholders access to our proxy materials over the Internet. Accordingly, we sent a Notice of Internet Availability of Proxy Materials (the “Notice”) to all of our shareholders as of the Record Date instead of a full printed set of proxy materials. The Notice includes instructions on how to access our proxy materials over the Internet and how to request a printed copy of these materials. In addition, by following the instructions in the Notice, shareholders may request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis.

Our use of the “notice and access” rules and your choice to receive your future proxy materials by email will save us the cost of printing and mailing documents to you and will reduce the impact of our annual meetings on the environment. If you choose to receive future proxy materials by email, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you terminate it.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to NASDAQ’s Marketplace Rules which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The annual report for the fiscal year ended September 30, 2022 (the “2022 Annual Report”) has been filed with the SEC. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of the Company’s 2022 Annual Report to shareholders by visiting the “Annual Filings” group under the “SEC Filings” section of the Company’s website at ir.starboxholdings.com. If you want to receive a paper or email copy of the Company’s 2022 Annual Report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the investor relationships contact of the Company at tina.xiao@ascent-ir.com.

PROPOSAL NO. 1

RE-ELECTION OF CURRENT DIRECTORS

The Board of Directors currently consists of five members. All five current directors named below will seek re-election at the Meeting.

The Company’s nominating and corporate governance committee recommends, and the Board of Directors concurs, that the five current directors be re-elected.

Each director to be re-elected will hold office until the next annual general meeting of shareholders or until his/her respective successor is elected and duly qualified.

The re-election of each of the five current directors will be proposed as a separate ordinary resolution of the Company.

DIRECTORS FOR RE-ELECTION

Mr. Lee Choon Wooi has served as our Chief Executive Officer and chairman of the board of directors since March 2022 and our director since February 2022. Mr. Lee has extensive experience in multi-level computation systems. Since January 2020, Mr. Lee has served as the chief executive officer at Starbox Holdings Berhad, where he is responsible for the management of day-to-day operations and high-level strategizing and business planning. From November 2013 to September 2021, Mr. Lee served as an executive director at Teclutions Sdn. Bhd., a multi-level marketing and e-commerce software system development company, where he was responsible for the overall management of the company. Mr. Lee received his bachelor’s degree in Business Computing from the University of Southern Queensland in 1995.

Mr. Khoo Kien Hoe has served as our Chief Financial Officer since March 2022 and our director since February 2022. Mr. Khoo has over 25 years of experience in corporate advisory, auditing, accounting, taxation, and company secretarial matters. Since January 2020, Mr. Khoo has served as the chief financial officer at Starbox Holdings Berhad, where he is responsible for the company’s overall financial management and internal control. Mr. Khoo has also served as a non-executive director at Bluetech Consultancy Sdn. Bhd. since June 2022 and served as its managing director between April 2018 and May 2022, where he was responsible for tax compliance and accounting related matters. Mr. Khoo has served as a non-executive director at KH Advisory Sdn. Bhd. and served as its managing director between October 2015 and May 2022 (where he resigned in September 2018 and was re-appointed in December 2020), where he was responsible for tax compliance and accounting related matters. Mr. Khoo is also the founder of Bizguide Corporate Services Sdn. Bhd., a Malaysia-based company specializing in company secretarial, corporate advisory, and accounting related matters, and has served as a non-executive director since June 2022 and served as its managing director between August 2011 and May 2022, where he was responsible for the company’s secretarial matters. Since July 2014, Mr. Khoo has served as an independent non-executive director and the chairman of the audit committee at Sunzen Biotech Berhad (KLSE: SUNZEN), a public listed company in Malaysia. Since November 2021, Mr. Khoo has also served as an independent non-executive director and the chairman of the audit committee at Scanwolf Corporation Berhad (KLSE: SCNWOLF), a public listed company in Malaysia. Mr. Khoo is an ACCA Fellowship (FCCA) and a member of MIA in Malaysia (Chartered Accountant), and received his Certificate in Accounting with Business Computing in 1992 and a diploma in Commerce in 1995 from Tunku Abdul Rahman College (now known as Tunku Abdul Rahman University College).

Dato’ Dr. Lai Kwong Choy has served as our independent director since February 2022. Dr. Lai has over 29 years of management experience in the healthcare industry. Since October 2017, Dr. Lai has served as the medical officer in charge of the Emergency Department at Cengild G.I. Medical Center in Malaysia, a healthcare provider specializing in the diagnosis and treatment of gastrointestinal and liver disease. Since May 1992, Dr. Lai has served as a general practitioner and partner at Klinik Tanming Jaya, a private clinic in Malaysia he co-founded, where he is responsible for treating and managing patients. Dr Lai also co-founded a private pharmacy, Seremban Premier Pharmacy Sdn. Bhd., in September 1997 and has since served as a partner, responsible for the general management and advisory work. From September 2007 to August 2013, Dr. Lai served as a board member at the Malaysia Health Promotion Board under the Ministry of Health, Malaysia, where he was responsible for the yearly financial planning, human resource planning, and project planning of the Malaysia Health Promotion Board. He also served as the head of sub-committee of the Internal Audit of the Malaysia Health Promotion Board from September 2010 to August 2013. From June 2004 to May 2008, Dr. Lai also served as a local councilor at the Kajang Local Municipal Council, responsible for the yearly council planning (which includes approval for social and economically viable projects) and budgetary as well as human resource matters of the local council. Dr. Lai was conferred the “Darjah Indera Mahkota of Pahang” award from the Sultan of Pahang, which carries the title “Dato,” in 2009. Dr. Lai received his M.D. degree in Medicine from the National University of Malaysia in 1988, and subsequently obtained a diploma of Family Medicine in 2014 and participated in the Advanced Training in Family Medicine Program in 2016, both from the Academy of Family Physicians of Malaysia.

Ms. Sung Ming-Hsuan has served as our independent director since February 2022. Ms. Sung has extensive experience in finance and investment and has served as the president at Skyrocket Investments LLC, a California-based investment fund, since December 2011. From September 2007 to July 2016, she also served as a director at Taipro Corporation Ltd., a Taiwan-based company specializing in manufacturing LED lighting products, which are largely exported to the U.S. market. From September 2005 to August 2007, Ms. Sung served as a management consultant at Howard Hotel, the flagship of Taiwan’s largest 5-star hotel group. Ms. Sung received her bachelor’s degree in Hospitality Management from the Collins College of Hospitality Management at California State Polytechnic University, Pomona in 2004.

Ms. Ooi Bee Lian has served as our independent director since April 2023. Ms. Ooi has over 25 years of business and managerial experience in the healthcare, nursing, and finance industries. She specializes in general life support interventions, marketing nutritional immunology, and biotech products. From January 2015 to March 2022, Ms. Ooi served as the Deputy Director of Nursing for the Penang Community Haemodialysis Society. During her tenure, she demonstrated years of progressive leadership with experience in governance, operations, strategy development, human resources, and business development. She also served on several association-wide task forces and provided oversight for several major board governance programs, association operational initiatives, and educational and advocacy conferences. Ms. Ooi is the founder and has served as the Managing Director of JL Signature Sdn. Bhd., a private investment management firm focusing on real estate and technology-driven investment holdings in Malaysia, since June 2020. Ms. Ooi received her Executive Master’s in Business Administration degree from Lincoln University College, Malaysia, and she also holds a Diploma in Nursing from the College of Nursing, Hospital Lam Wah Ee, Malaysia

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE RE-ELECTION OF EACH OF THE CURRENT DIRECTORS NAMED ABOVE.

PROPOSAL NO. 2

RATIFICATION

OF

THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company’s audit committee appointed YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2023, and the Board of Directors concurred.

In the event that our shareholders fail to ratify the appointment and the authorization, our audit committee will reconsider its selection. Even if the appointment is ratified, our audit committee in its discretion may recommend the appointment of a different independent registered public accounting firm at any time during the year if the audit committee believes that such a change would be in the best interests of the Company and its shareholders.

The ratification of the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2023 will be proposed as an ordinary resolution of the Company.

THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE RECOMMEND

A VOTE FOR

THE RATIFICATION OF THE APPOINTMENT

OF

YCM CPA, INC. AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE FISCAL YEAR ENDING SEPTEMBER 30, 2023.

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

August 11, 2023	/s/ Lee Choon Wooi
Lee Choon Wooi
Chairman of the Board of Directors